January 26, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Attention: Ms. Barbara C. Jacobs

Correspondence Filing with the SEC

Re:	ViryaNet Limited (the “Registrant”) Amendment to Form F-3 filed on January 24, 2006 (File No. 333-130632)

Dear Ms. Jacobs,

Pursuant to Rule 461 of the Securities Act of 1933, I would like to request on behalf of the Registrant, acceleration of the effectiveness date for the registration statement filed on Form F-3/A with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on Tuesday, January 24, 2006, to Monday, January 30, 2006 at 4:00 p.m., EST., or as soon as practicable thereafter.

The Company also acknowledges the following:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing the effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•	the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you wish to discuss this request at any time please do not hesitate to contact the undersigned (508-490-5938) or Raanan Lerner, Adv., of Meitar Liquornik Geva & Leshem Brandwein (617-243-9992).

Sincerely,

/s/ Albert A. Gabrielli

Albert A. Gabrielli

Chief Financial Officer

ViryaNet Limited

Cc: Raanan Lerner, Adv., Meitar Liquornik Geva & Leshem Brandwein